                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 42)

                     TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893617-20-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4200
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                     Georgia
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              88,600
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  88,600
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------

                                                                       5,278,150
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                                                                          65.05%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Transcontinental Realty Acquisition Corporation, FEI No. 13-4243611
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                             Nevada
     6)  Citizenship or Place of Organization

                                                              1,213,226
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  1,213,226
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------
                                                                       1,213,226
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

                                                                       14.95%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                     N/A
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
                                                    Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------
                                                                         -0-
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------
                                                                       -0-%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------
                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 893517-20-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           The Gene E. Phillips Children's Trust, I.D. No. 13-6599759
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only
--------------------------------------------------------------------------------
                                                     N/A
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                        Texas
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------
                                                                           -0-
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

                                                                       -0-%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              OO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Investors, Inc., FEI No. 75-2847135
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only.
--------------------------------------------------------------------------------
                                                     WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------

                                                             Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              -0-
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  -0-
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
                  --------------------------------------------------------------
                                                                       6,491,376
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

                                                                       80.01%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     EQK Holdings, Inc., FEI No. 75-2931679
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

                                                     WC
     4)  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                             Nevada
     6)  Citizenship or Place of Organization
--------------------------------------------------------------------------------
                                                              5,189,550
                  7)       Sole Voting Power
 Number of        --------------------------------------------------------------
Shares Bene-                                                  -0-
 ficially         8)       Shared Voting Power
 Owned by         --------------------------------------------------------------
Each Report-                                                  5,189,550
ing Person        9)       Sole Dispositive Power
With              --------------------------------------------------------------
                                                              -0-
                  10)      Shared Dispositive Power
--------------------------------------------------------------------------------
                                                                       5,189,550
     11) Aggregate Amount Beneficially Owned by Each Reporting Person
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

                                                                       63.96%
     13) Percent of Class Represented by Amount in Row (11)
--------------------------------------------------------------------------------

                                                              CO
     14) Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 42 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 41 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.

         This Amendment No. 42 to Schedule 13D is being filed to reflect an increase in the ownership of Shares by one of the Reporting Persons by more than 1% based on its acquisition of Shares from two of the Reporting Persons (who ceased to be Reporting Persons) and to report various changes in the information contained in the Amended Statement.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), The Gene E. Phillips Children's Trust (the "GEP Trust"), American Realty Investors, Inc. a Nevada corporation ("ARL"), EQK Holdings, Inc., a Nevada corporation ("EQK"), and Transcontinental Realty Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of ARL ("TCI AcqSub"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ART, BCM, the GEP Trust, ARL, EQK and TCI AcqSub are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust for the benefit of Gene E. Phillips' children; until June 30, 2003, BCM served as Advisor to ARL, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. EQK is a wholly-owned subsidiary of ART, and ART and TCI AcqSub are each wholly-owned subsidiaries of ARL. As described in Item 5 below, BCM and the GEP Trust sold all Shares owned by them to EQK on December 31, 2003 and have ceased to be Reporting Persons on the filing of this Amendment No. 42 to Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         EQK acquired certain additional Shares as described in Item 5(c) from BCM and the GEP Trust. The purchase price for such Shares in was paid for from the working capital of EQK and its parent, ART, and its parent, ARL, and no part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. Each of the

Reporting Persons have in the past utilized (and may in the future utilize) margin accounts with various brokerage firms, which accounts may, from time to time, have debit balances and include certain of the Shares owned by each. Since other securities are held in such accounts, it is impracticable at any time to determine the amounts, if any, borrowed with respect to any specific securities, and interest costs vary with applicable costs and account balances.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of November 20, 2003, the total number of issued and outstanding Shares was believed by the Reporting Persons to be 8,113,669 Shares. As of December 31, 2003, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

                                   No. of Shares                    Approximate %
                Name              Owned Directly                        Class
                ----              --------------                    -------------
                ART*                  5,278,150                        65.05%
                 BCM                     -0-                            0.00%
              GEP Trust                  -0-                            0.00%
                ARL*+                 6,491,376                        80.01%
                 EQK                  5,189,550                        63.96%
             TCI AcqSub               1,213,226                        14.95%
                                      ---------                        ------
               Totals                 6,491,376                        80.01%
                                      =========                        ======

-----------
         * 88,600 Shares are owned direct by ART; 5,189,550 are the same Shares owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK. ARL does not hold direct ownership of any Shares.

         + Same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ARL, ART and EQK may be deemed to beneficially own the number of Shares owned by EQK described above; and each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

Name of Director or                                                    No. of Shares                    % of
General Partner                               Entity                 Beneficially Owned                 Class
-------------------                           ------                 ------------------                 -----
Ted P. Stokley                                 ARL                        6,491,376*+                   80.01%

Earl D. Cecil                                  ARL                        6,491,376*+                   80.01%

Martin L. White                                ARL                        6,491,376*+                   80.01%

Henry A. Butler                                ARL                        6,492,376*+                   80.01%

Ryan T. Phillips(1)                     BCM and GEP Trust                     -0-                        0.00%

Mickey Ned Phillips                            BCM                            -0-                        0.00%

Donald W. Phillips                          GEP Trust                         -0-                        0.00%


Robert A. Waldman                    ART, EQK and TCI AcqSub              6,489,176*+                   80.01%


Ronald E. Kimbrough                  ART, EQK and TCI AcqSub              6,489,176*+                   80.01%
                                                                          ---------                     ------

         Total Units beneficially owned by Reporting
         Persons and individuals listed above:                             6,489,376                    80.39%
                                                                           =========                    ======

--------------
  (1) Also beneficiary of the GEP Trust.

         (b) Each of the directors of EQK share voting and dispositive power over the 5,189,550 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,213,226 Shares held by TCI AcqSub. Each of the directors of ART have shared voting and dispositive power over the 88,600 Shares held directly by ART.

         (c) During the 60 calendar days ended December 31, 2003, except for the transactions described below, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof. The following table sets forth the transactions in the Shares that have been effectuated during the sixty days ended December 31, 2003, all of which were purchases in open market transactions at the prices per Share and dates specified:

           REPORTING                             NO. OF         PURCHASE PRICE
            PERSON         DATE OF SALE     SHARES PURCHASED       PER SHARE
            ------         ------------     ----------------       ---------
             ART            12/10/03            81,400               $16.00
             ART*           12/16/03               500                15.61
             ART*           12/16/03               700                15.50
             ART            12/17/03               400                15.50
             ART            12/19/03               200                15.80
             ART            12/19/03             1,000                15.90
             ART            12/22/03               200                16.04
             ART            12/22/03               800                16.05
             ART            12/22/03               200                16.03
             ART            12/24/03               200                15.80
             ART            12/24/03             1,000                15.90
             ART            12/29/03             1,200                16.25
             ART            12/30/03               100                16.59
             ART            12/30/03               700                16.65

-----------
         *These two transactions were originally incorrectly reported as direct purchases by ARL instead of ART.

         On December 31, 2003, EQK purchased from the GEP Trust all 1,827 Shares held by the GEP Trust for $16.55 per Share in cash (a total of $30,237).

         Also on December 31, 2003, EQK purchased from BCM all 202,806 Shares then held by BCM for $16.55 per Share (a total of $3,356,439). The purchase price was paid by offsets to notes payable by BCM to ART ($1,923,708) and a credit to an inter-company account ($1,432,731).

         (d) No person other than the Reporting Persons or its respective Board of Directors, General Partners or Trustee is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e) Following the sales of Shares to EQK by BCM and the GEP Trust, on December 31, 2003, BCM and the GEP Trust each ceased to be Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         EQK pledged 2,751,798 Shares to Sunset Management, LLC ("Sunset") pursuant to a loan agreement with such lender. The 650,000 Shares and 270,507 Shares acquired on June 30, 2003 by EQK from BCM are also pledged to Sunset. Sunset made a loan of $30,000,000 on September 17, 2001 to EQK, BCM, ART and ART Williamsburg, Inc., a Nevada corporation ("AWI") initially secured by 3,522,305 Shares of TCI Common Stock which was increased by 150,000 Shares to a total of 3,672,305 Shares on February 25, 2002. Such Shares are the subject of four pledge agreements and amendments pursuant to which Commonwealth Land Title Insurance Company ("Commonwealth") is the Pledge Holder of the securities. The loan was scheduled to mature on September 17, 2002, but Sunset orally agreed in September 2002 to extend the maturity date of the loan and accept substitute collateral for the Shares after a pay-down of $15,000,000, which was made by the borrowers. Sunset did not honor the agreement which resulted in litigation filed in Texas state court on October 3, 2002. On July 7, 2003, Sunset delivered to TCI a Schedule 13D for an event on June 10, 2003, alleging that Sunset (i) holds the voting rights to 3,672,305 Shares (10 Shares owned and incorrectly 3,673,115 other shares [which should be no more than 3,672,305 Shares]) of TCI Common Stock (approximately 45%), (ii) intends to pursue legal remedies to remove and replace the TCI directors, and (iii) intends to foreclose upon the pledged Shares of TCI Common Stock. On September 10, 2003, the Texas State Court case was removed to bankruptcy court as an adversary proceeding in the case styled In
Re: ART Williamsburg, Inc. in the United States Bankruptcy Court for the Eastern District of Texas.

         The remaining 1,517,245 Shares owned directly by EQK may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.

         All 88,600 Shares owned by ART may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of ART. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account, and it is impracticable at any given time to determine the amount, if any, with respect to the Shares and interest cost under such arrangements vary with applicable costs and account balances.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 42 to Statement on Schedule 13D is true, complete and correct.

Dated: January 12, 2004.

AMERICAN REALTY TRUST, INC.                 AMERICAN REALTY INVESTORS, INC.


By: /s/ Ronald E. Kimbrough                 By: /s/ Ronald E. Kimbrough
    -------------------------------             -------------------------------
    Ronald E. Kimbrough                         Ronald E. Kimbrough
    Executive Vice President                    Executive Vice President


BASIC CAPITAL MANAGEMENT, INC.              TRANSCONTINENTAL REALTY
                                            ACQUISITION CORPORATION

By: /s/ Ronald E. Kimbrough
    -------------------------------         By: /s/ Ronald E. Kimbrough
    Ronald E. Kimbrough                         -------------------------------
    Executive Vice President                    Ronald E. Kimbrough
                                                President


EQK HOLDINGS, INC.                          THE GENE E. PHILLIPS CHILDREN'S
                                            TRUST

By: /s/ Ronald E. Kimbrough                 By: /s/ Ronald E. Kimbrough
    -------------------------------             -------------------------------
    Ronald E. Kimbrough                         Donald W. Phillips,
    President and Treasurer                     Trustee